November 6, 2018

Ms. Babette Cooper

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	BBX Capital Corporation

Form 10-K for Fiscal Year Ended December 31, 2017

Filed March 9, 2018

Form 10-Q for Fiscal Quarter Ended June 30, 2018

Filed August 6, 2018

File No. 001-09071

Dear Ms. Cooper:

This letter is in response to comments of the Staff regarding the above-referenced filing contained in your letter to me dated October 30, 2018.

Set forth below are the responses of BBX Capital Corporation (the “Company”) to the comments in your letter. The numbering of responses below corresponds to the numbering set forth in your letter.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 1. Business

Project Portfolio, page 20

1.

We note you have provided expected exit/sales dates and estimated future proceeds for your investments. While we note your footnote explaining the limitations to these projections, we did not note any disclosure stating your basis for these projections or any significant assumptions used. As such please tell us why you believe your projections comply with the Commission Policy on Projections in Items 10(b) of Regulation S-K.

Company Response:

The projections included in the Project Portfolio Table on Page 20 of the Company’s on Form 10-K were prepared by the Company’s management and were intended to provide investors with an enhanced understanding of the potential financial performance of the Company’s real estate investments. The Company believes that it has sufficient experience and history in real estate in general with our joint venture partners and the underlying real estate projects in particular, to have a reasonable basis for preparing and providing such projections. As it specifically relates to expected exit/sales dates and estimated future proceeds for our investments, we based such amounts on our knowledge of:

•	Current and expected exit cap rates for projects of similar nature in the similar market as the investment

•	Current project status and expected costs (construction completion, lease stabilization, etc.)

•	Current projected exit date based on our expectations and discussions with the managers of the investment

In future filings that contain the referenced chart, we will identify the above factors utilized by management.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 91

2.

We note that your management report does not include a statement that your registered public accounting firm issued an attestation report. Refer to Item 308(a)(4) of Regulation S-K and revise future filings as necessary.

Company Response:

We note the Staff’s comment and will revise future filings accordingly.

Item 8. Financial Statements

6. Notes Receivable, page F-30

3.	Please tell us how you determined it was unnecessary to disclose quantitative information by credit quality indicator. Reference is made to ASC 310-10-50-29.

Company Response:

Timeshare companies use the expected loss model to determine the appropriate allowance for credit losses for VOI notes receivable. As disclosed on page F-30, Bluegreen does not rely on a single indicator of credit quality but instead evaluates its group of homogeneous VOI notes receivables based on a static pool analysis. Since the static pool’s primary driver is FICO score at origination, in future filings we will modify our existing disclosure as follows and add a table to present FICO score concentrations:

Bluegreen monitors the credit quality of its receivables on an ongoing basis. Bluegreen holds large amounts of homogeneous VOI notes receivable and assesses uncollectibility based on pools of receivables as there are no significant concentrations of credit risk with any individual counterparty or groups of counterparties. In estimating future credit losses, Bluegreen’s management does not use a single primary indicator of credit quality but instead evaluates its VOI notes receivable based upon a static pool analysis that incorporates the age of the respective receivables, default trends and prepayment rates by origination year, as well as the FICO scores of the borrowers.

The percentage of gross notes receivable outstanding, by FICO score at origination, were as follows:

	As of
	September 30, 2018	December 31, 2017

FICO Score
700+	56.00%	54.00%
600-699	40.00	41.00
<600	3.00	3.00
No Score (1)	1.00	2.00

Total	100.00%	100.00%

Form 10-Q for Fiscal Quarter Ended June 30, 2018

2. Revenue Recognition, page 13

4.

Please tell us how you determined it was unnecessary to disclose the significant payment terms for your performance obligations. Reference is made to ASC 606-10-50-12(b). Please include this information in future periodic filings as necessary.

Company Response:

Paragraph 606-10-50-12(b) requires disclosure of significant payment terms. For example, we are required to disclose information regarding when payment is typically due, whether there are significant financing components, and whether consideration is variable. With the exception of Bluegreen’s sales of vacation ownership interest (“VOI”), we do not have any material significant payment terms as we generally receive cash when the performance obligation is satisfied or within a short period thereafter.

With regards to Bluegreen VOI sales, on page 16 of our 2017 Report on Form 10-K, we state that “Bluegreen generally offers qualified purchasers financing for up to 90% of the purchase price of VOIs” and that “Bluegreen’s typical VOI note receivable has a term of ten years, has a fixed interest rate, is fully amortizing in equal installments, and may be prepaid without penalty”. Further, on page F-13 we describe Bluegreen’s accounting policy relating to notes receivable.

In response to your comment, in future filings we will expand our disclosure in our Revenue Recognition note to the Financial Statements to describe the payment terms for those VOI sales that we provide financing and for all other performance obligations state that we do not have any material significant payment terms.

5.

Please tell us how you determined it was unnecessary to disclose the amount of the transaction price allocated to unsatisfied performance obligations and to provide an explanation of when this amount will be recognized as revenue. Refer to ASC 606-10-50-13. Please include this information in future periodic filings as necessary.

Company Response:

Subsequent to our adoption of ASU 2014-09, our remaining unsatisfied performance obligations primarily relate to Bluegreen’s sampler product, which is a program that allows customers the use of Bluegreen resorts on a trial basis, typically a year, for a fee. On page F-12 of our Annual Report on Form 10-K for 2017 we state that revenue for rentals and the sampler program is recognized when “guests complete stays at the resorts”. In future filings, we will expand such disclosure to state that “revenue from the sampler program is typically recognized within a year of the sale as guests complete stays at the resorts”.

The Company has attempted to address the comments raised in your letter and any concerns that the Staff may have. If you have any questions or require any additional information, please feel free to contact me at (954) 940-4925. Thank you for your assistance.

Sincerely,

/s/ Raymond S. Lopez

Raymond S. Lopez

Chief Financial Officer